UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 17, 2021

Commission File Number: 001-38974

BIOPHYTIS S.A.

(Translation of registrant’s name into English)

Stanislas Veillet
Biophytis S.A.

Sorbonne University—BC 9, Bâtiment A 4ème étage

4 place Jussieu

75005 Paris, France

+33 1 44 27 23 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 17, 2021, Biophytis S.A. published its interim financial report for the first half of 2021 and provided updates on key operational developments and financing transactions SARA-INT. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated September 17, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHYTIS S.A.

Date: September 17, 2021	By:	/s/ Stanislas Veillet
Name: Stanislas Veillet
Title: Chairman and Chief Executive Officer